UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05002165

January 19, 2005

Timothy J. Geckle
Senior Vice President, Secretary
and General Counsel
The Ryland Group, Inc.
24025 Park Sorrento #400
Calabasas, CA 91302

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/19/2005

Re: The Ryland Group, Inc.
Incoming letter dated December 21, 2004

Dear Mr. Geckle:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Ryland by the Calvert Social Index Fund. We also have received a letter from the proponent dated January 6, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 01 2005
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Ivy Wafford Duke
Assistant Vice President and
Associate General Counsel
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

85974

[The Ryland Group, Inc. Letterhead]

December 21, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Calvert Asset Management Company, Inc. to The Ryland Group, Inc.

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), enclosed are 6 copies of (i) the shareholder proposal and statement in support thereof (the "Proposal," which is attached hereto as Exhibit A) received by The Ryland Group, Inc. ("Ryland" or the "Company") from Calvert Asset Management Company, Inc., a registered investment advisor for the Calvert Social Index Fund ("Calvert") and (ii) this letter, which sets forth the reasons we believe the Proposal may properly be omitted from the Company's proxy statement and form of proxy relating to the Company's annual meeting of stockholders to be held in 2005 (collectively, the "2005 Proxy Materials"). Pursuant to Rule 14a-8(j), we are simultaneously providing a copy of this letter and the attachments hereto to Calvert.

Ryland hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes the Proposal from its 2005 Proxy Materials.

Proposal

The stockholders' resolution included in the Proposal reads as follows:

"BE IT RESOLVED, we request that Ryland Group, Inc. prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information. This report shall be made available to shareholders and employees, 6 months after the company's 2005 annual general meeting of shareholders."

The GRI Guidelines

The supporting statement included in the Proposal (which is attached hereto as Exhibit A) describes in detail that the report requested from the Company's Board of Directors address the issues identified by the Global Reporting Initiative's ("GRI") sustainability reporting guidelines (the "GRI Guidelines"). The GRI Guidelines are a complex set of documents that attempt to provide a framework for the form and content of a report on an organization's social, environmental and economic performance. The GRI Guidelines are for voluntary use and are vague and in a state of flux.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is so indefinite that its inclusion in the 2005 Proxy Materials would cause such materials to include "materially false or misleading statements" as proscribed by the rule.

In a reply dated March 1, 2004, the Staff took the position, that an identical shareholder proposal requesting that a company provide a GRI-based sustainability report was excludible as vague and indefinite under Rule 14a-8(i)(3). Terex Corporation (public availability date March 1, 2004) (the "Terex Letter"). The Staff reiterated its position with respect to a similar requests made of ConAgra Foods, Inc. and Kroger Co. (United Methodist Church) in a replies dated July 1, 2004 and March 19, 2004. ConAgra Foods, Inc. (public availability date July 1, 2004); Kroger Co. (United Methodist Church) (public availability date March 19, 2004). We would point out that the GRI Guidelines have not been revised since the date of the Terex Letter, and GRI's website (www.globalreporting.com) now indicates that the next version of the GRI Guidelines will be published in 2006. Therefore, as stated in the GRI Guidelines (and as indicated by the continuing delay in revising the guidelines), the document is clearly still a "work in progress." Based on the ambiguous nature of the GRI Guidelines, if this Proposal is not excluded from the 2005 Proxy Materials, the Company's stockholders would be asked to vote on a proposal whose substance and implications cannot be gleaned from its language. Moreover, the Company will be unable to determine if it is complying with the intent of the Proposal because the GRI Guidelines are continuing to evolve.

As noted in the Terex Letter, the Staff has consistently taken the position that a proposal is sufficiently vague, indefinite and misleading to justify exclusion from a company's proxy materials where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992). The GRI Guidelines indicate that "there are numerous ways to use the [GRI Guidelines]. An organization may choose to simply use them for informal reference or to apply the Guidelines in an incremental fashion. Alternatively, an organization may decide to report based on the more demanding level of 'in accordance'." The GRI Guidelines do not explicitly provide for a report of the type being requested by Calvert. The Proposal instead requests a "GRI-based sustainability report," which does not provide the Company, in considering implementation of the proposal, any way to determine with reasonable certainty exactly what actions or measures the proposal requires.

As further noted in the Terex Letter, the Proposal fails to convey to the Company's stockholders the breadth and complexity of the GRI Guidelines or the potential cost involved in preparing such a report in such a short time period. This omission renders the Proposal materially misleading through its failure to adequately inform stockholders on the proposal which they are being asked to consider. Preparation of a report based on the GRI Guidelines would place a considerable burden on Ryland's resources and would involve a significant expense to Ryland. Because the Proposal does not provide any meaningful disclosure concerning the complexity and extent of the GRI Guidelines, the Company's stockholders will not understand the burden imposed on the Company from complying with the Proposal.

I note that a similar proposal was received from Calvert last year and we at that time chose to enter into a dialogue with Calvert about these issues to convince them that the Company is socially responsible and responsive to the items that would be addressed by the Proposal. We were not successful in that regard and after those discussions concluded we no longer could object to the Proposal because of timing under applicable SEC Rules. Accordingly, we went forward and included the Proposal even though we believed it was vague and misleading (and indicated as such in our comments in our Proxy Statement). We do not intend to engage in any discussions with Calvert this year and therefore would like the Proposal excluded and therefore respectfully request the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement if the Proposal is in fact excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

/s/ Timothy J. Geckle

Timothy J. Geckle
Senior Vice President, Secretary and General Counsel

cc: Calvert Asset Management Company, Inc.

Exhibit A

Calvert Asset Management's resolution to disclose the company's social, environmental, and economic performance

WHEREAS:

Ryland Group, Inc. has homebuilding operations that significantly affect a variety of stakeholders, including employees, shareholders, and local community members. The company does not currently comprehensively disclose its social and environmental performance, however, and stakeholders do not have access to information on these vital issues.

There are significant long-term financial benefits to corporations that have high levels of transparency. For example, a recent study (Sibson Consulting and Spencer Stuart) found that companies with higher levels of disclosure on their governance practices have higher returns than less transparent companies. Likewise, an October 2002 study (Standard & Poors) concludes that markets pay a premium for companies that have higher levels of information disclosure. Social investors, the fastest growing class of investors, additionally find that social and environmental disclosure is material to overall financial value. Moreover, companies that do not disclose face the risk of being sued by their shareholders or fined by facing increased risks of penalties from regulatory bodies, for nondisclosure.

Increased disclosure is becoming the corporate norm among larger corporations, and a growing population of institutional investors believes that increased disclosure is best captured in a sustainability report formatted in accordance with Global Reporting Initiative (GRI) guidelines.

GRI (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines, created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility).

The Guidelines provide a flexible system for sustainability reporting that permits a company to use an "incremental approach" where a company may omit some content requested by the Guidelines but "base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time."

GRI reports can directly benefit a company by saving time and money in responding to dozens of questionnaires from social institutions and investors, in addition to improving reputation, raising staff morale, and enhancing stakeholder relations. An analysis carried out by the Sustainable

Development Reporting project revealed that the content of GRI guidelines covers more than 80% of the issues mentioned in the various questionnaires of the sustainability rating agencies.

BE IT RESOLVED, we request that Ryland Group, Inc. prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information. This report shall be made available to shareholders and employees, 6 months after the company's 2005 annual general meeting of shareholders.

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

January 6, 2005

Via Overnight Mail
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Response to No-Action Request by Ryland Group Regarding Shareholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

I am writing on behalf of the Calvert Social Index Fund (the "Fund"), as Assistant Secretary to the Fund as well as to Calvert Asset Management Company, Inc. ("Calvert"), the agent acting on behalf of the Fund in submitting the shareholder resolution to Ryland Group ("Ryland" or the "Company") on December 8, 2004 (hereafter, "Calvert" or "Proponent").

On December 21, 2004, Ryland wrote the Securities and Exchange Commission Division of Corporation Finance (the "Commission")(the "Ryland Letter"), seeking assurance that the Staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2005 annual meeting a shareholder proposal submitted by Calvert (the "Proposal") on behalf of the Fund. In addition to submitting to the Commission six copies of this letter, I am simultaneously providing the Company a copy of this letter, pursuant to Rule 14a-8(k) of the Securities Exchange Act of 1934 (the "Exchange Act").

Ryland has challenged the Proposal under Rule 14a-8(i)(3) and (6), claiming that the Proposal is indefinite, and that it would be unable to determine what further action should be taken. The Proposal (attached) requests that Ryland "prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information."[1] For the reasons provided below, Calvert respectfully requests that the Staff deny Ryland's request for "no-action" relief.

BACKGROUND

Ryland is a leading U.S. homebuilder headquartered in Woodland Hills, California.

Homebuilders have high social and environmental impacts, and disclosure on these issues is particularly important to a growing number of stakeholders, including shareholders, community groups, employees, and suppliers. Specifically, shareholders request information on community relations, workplace safety, smart growth, energy and resource conservation, protection of old growth and endangered forests, and reuse and recycling of construction materials. These issues, among the other criteria that GRI outlines, provide key insights into how companies are prepared to deal with future environmental regulation, product safety litigation, and marketing and brand risk.

DISCUSSION

Company Should Be Estopped or Otherwise Required to Demonstrate Changed Circumstances In Order to Seek Exclusion Under Rule 14a-8(i)(3) and (6)

First, we are perplexed by the Company's arguments in seeking no-action relief. This is the second consecutive year that Calvert has filed a shareholder proposal requesting that the Company prepare a GRI-based sustainability report. Last year, the Company raised no objections whatsoever to an identical proposal submitted by Calvert, and contrary to the Company's assertion in the Ryland Letter, it raised no objection in its 2004 Proxy Statement on the grounds that the proposal was "vague and misleading." In fact, the proposal went to vote at the Company's 2004 Annual Meeting of Shareholders and received a vote of 42.2% in favor of the proposal. This constitutes significant shareholder support, and if the Company now suddenly regards the proposal as vague and indefinite, it is clear that as recently as a year ago, some 42.2% of its voting shareholders did not.

As institutional investors, we are puzzled by the Company's arbitrary decision in determining when shareholders vote on a proposal. Last year, the Company determined that this proposal should be submitted to shareholders for a vote. This year, after a 42.2% shareholder vote in favor of an identical proposal in 2004, it has reached the opposite determination and suddenly considers the matter too vague and indefinite to submit to shareholders.

---

[1] GRI is the acronym for Global Reporting Initiative. The Proposal's supporting statement provides further information on this international standard-setting organization.

The Company should be estopped from seeking exclusion of the shareholder proposal on these grounds, or should otherwise be required to demonstrate changed circumstances from last year's Annual meeting of Shareholders, or provide other compelling reasons why a shareholder resolution that received 42.2% of the vote in the previous year cannot be re-submitted at the next Annual Meeting of Shareholders when the threshold requirement for re-submittal is otherwise 6%.

Rule 14a-8(i)(3) and (6) - Exclusion Because Proposal is Vague, Indefinite and Misleading

Ryland argues that the Proposal may be excluded pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6) because it is indefinite and vague, and that Ryland would be unable to determine what further action should be taken.[2] In this regard, the Company describes as vague, indefinite, and misleading the flexibility built into the GRI Guidelines (namely the range of options available in preparing a report) and the alleged failure to communicate to the shareholders the complexity and cost involved in preparing the report.[3]

In Johnson Controls, that company made a similar argument under Rule 14a-8(i)(6) that the proposal was vague and misleading, arguing that the lack of definition of "sustainability" and the lack of guidance provided regarding the preparation of the report made it impossible to understand what to report on, but the Staff specifically did not concur that the proposal could be excluded on these grounds.[4] The Staff should reject Ryland's similar argument, which also is based on flexibility accorded the Company regarding preparation of the report. Calvert's supporting statement contains a resolution that identifies the report as a sustainability report with the purpose of describing social, environmental and economic impacts; it also describes the flexibility of GRI's "incremental approach," which is designed to allow companies to increase disclosure over a period of time. As with Johnson Controls, Ryland has flexibility in determining how it wants to report on sustainability. In short, shareholders are provided with enough information to understand the Proposal. In addition, Calvert's supporting statement also refers to the GRI website, where a shareholder may obtain even more detailed information about GRI.

The Company also claims that the GRI Guidelines are vague because the GRI Guidelines continue to evolve, but GRI is merely providing supplemental information to companies seeking better disclosure within the GRI Guidelines. This in no way alters the core reporting criteria and does not prevent the Company from addressing key social and environmental issues, as defined by the Company -- indeed, it is hard to believe that the Company would have difficulty complying with reporting on such basic issues.

---

[2] Ryland Letter.
[3] Id.
[4] Johnson Controls, 2002 WL 31562565 at *9, *15.

Calvert has repeatedly tried to communicate to Company representatives explaining the reasoning and concrete actions requested of the Company. Unfortunately, Ryland has been reluctant to provide any serious consideration to our repeated requests and our offer to provide guidance.

In addition, the Company claims that shareholders would not understand the burden on the Company's resources and the significant expense imposed by the GRI Guidelines. In citing the areas that the GRI Guidelines address, Ryland concedes that it already discloses much of this information in regulatory filings, press releases, and the company website. Furthermore, again, the GRI Guidelines afford flexibility in what is disclosed; no specific piece of information is required to be disclosed. Moreover, Calvert's resolution specifically states that the report should be prepared at a reasonable cost, further allowing the Company discretion in preparing the report.

CONCLUSION

For the reasons discussed above, Calvert respectfully asks the Staff to deny Ryland's request for no-action relief. Please call me at 301-951-4858 if you have any questions about this submission.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President and
Associate General Counsel

cc: Timothy J. Geckle, Ryland Group
Stu Dalheim, Calvert Asset Management Company, Inc.
Nikki Daruwala, Calvert Asset Management Company, Inc.
Joe Keefe, Calvert Asset Management Company, Inc.

Encl.: Ryland letter to the SEC
Calvert shareholder resolution submission 2004
Calvert shareholder resolution submission 2003

[The Ryland Group, Inc. Letterhead]

December 21, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Calvert Asset Management Company, Inc. to The Ryland Group, Inc.

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), enclosed are 6 copies of (i) the shareholder proposal and statement in support thereof (the "Proposal," which is attached hereto as Exhibit A) received by The Ryland Group, Inc. ("Ryland" or the "Company") from Calvert Asset Management Company, Inc., a registered investment advisor for the Calvert Social Index Fund ("Calvert") and (ii) this letter, which sets forth the reasons we believe the Proposal may properly be omitted from the Company's proxy statement and form of proxy relating to the Company's annual meeting of stockholders to be held in 2005 (collectively, the "2005 Proxy Materials"). Pursuant to Rule 14a-8(j), we are simultaneously providing a copy of this letter and the attachments hereto to Calvert.

Ryland hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes the Proposal from its 2005 Proxy Materials.

Proposal

The stockholders' resolution included in the Proposal reads as follows:

"BE IT RESOLVED, we request that Ryland Group, Inc. prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information. This report shall be made available to shareholders and employees, 6 months after the company's 2005 annual general meeting of shareholders."

The GRI Guidelines

The supporting statement included in the Proposal (which is attached hereto as Exhibit A) describes in detail that the report requested from the Company's Board of Directors address the issues identified by the Global Reporting Initiative's ("GRI") sustainability reporting guidelines (the "GRI Guidelines"). The GRI Guidelines are a complex set of documents that attempt to provide a framework for the form and content of a report on an organization's social, environmental and economic performance. The GRI Guidelines are for voluntary use and are vague and in a state of flux.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is so indefinite that its inclusion in the 2005 Proxy Materials would cause such materials to include "materially false or misleading statements" as proscribed by the rule.

In a reply dated March 1, 2004, the Staff took the position, that an identical shareholder proposal requesting that a company provide a GRI-based sustainability report was excludible as vague and indefinite under Rule 14a-8(i)(3). Terex Corporation (public availability date March 1, 2004) (the "Terex Letter"). The Staff reiterated its position with respect to a similar requests made of ConAgra Foods, Inc. and Kroger Co. (United Methodist Church) in a replies dated July 1, 2004 and March 19, 2004. ConAgra Foods, Inc. (public availability date July 1, 2004); Kroger Co. (United Methodist Church) (public availability date March 19, 2004). We would point out that the GRI Guidelines have not been revised since the date of the Terex Letter, and GRI's website (www.globalreporting.com) now indicates that the next version of the GRI Guidelines will be published in 2006. Therefore, as stated in the GRI Guidelines (and as indicated by the continuing delay in revising the guidelines), the document is clearly still a "work in progress." Based on the ambiguous nature of the GRI Guidelines, if this Proposal is not excluded from the 2005 Proxy Materials, the Company's stockholders would be asked to vote on a proposal whose substance and implications cannot be gleaned from its language. Moreover, the Company will be unable to determine if it is complying with the intent of the Proposal because the GRI Guidelines are continuing to evolve.

As noted in the Terex Letter, the Staff has consistently taken the position that a proposal is sufficiently vague, indefinite and misleading to justify exclusion from a company's proxy materials where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992). The GRI Guidelines indicate that "there are numerous ways to use the [GRI Guidelines]. An organization may choose to simply use them for informal reference or to apply the Guidelines in an incremental fashion. Alternatively, an organization may decide to report based on the more demanding level of 'in accordance'." The GRI Guidelines do not explicitly provide for a report of the type being requested by Calvert. The Proposal instead requests a "GRI-based sustainability report," which does not provide the Company, in considering implementation of the proposal, any way to determine with reasonable certainty exactly what actions or measures the proposal requires.

Exhibit A

Calvert Asset Management's resolution to disclose the company's social, environmental, and economic performance

WHEREAS:

Ryland Group, Inc. has homebuilding operations that significantly affect a variety of stakeholders, including employees, shareholders, and local community members. The company does not currently comprehensively disclose its social and environmental performance, however, and stakeholders do not have access to information on these vital issues.

There are significant long-term financial benefits to corporations that have high levels of transparency. For example, a recent study (Sibson Consulting and Spencer Stuart) found that companies with higher levels of disclosure on their governance practices have higher returns than less transparent companies. Likewise, an October 2002 study (Standard & Poors) concludes that markets pay a premium for companies that have higher levels of information disclosure. Social investors, the fastest growing class of investors, additionally find that social and environmental disclosure is material to overall financial value. Moreover, companies that do not disclose face the risk of being sued by their shareholders or fined by facing increased risks of penalties from regulatory bodies, for nondisclosure.

Increased disclosure is becoming the corporate norm among larger corporations, and a growing population of institutional investors believes that increased disclosure is best captured in a sustainability report formatted in accordance with Global Reporting Initiative (GRI) guidelines.

GRI (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines, created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility).

The Guidelines provide a flexible system for sustainability reporting that permits a company to use an "incremental approach" where a company may omit some content requested by the Guidelines but "base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time."

GRI reports can directly benefit a company by saving time and money in responding to dozens of questionnaires from social institutions and investors, in addition to improving reputation, raising staff morale, and enhancing stakeholder relations. An analysis carried out by the Sustainable

As further noted in the Terex Letter, the Proposal fails to convey to the Company's stockholders the breadth and complexity of the GRI Guidelines or the potential cost involved in preparing such a report in such a short time period. This omission renders the Proposal materially misleading through its failure to adequately inform stockholders on the proposal which they are being asked to consider. Preparation of a report based on the GRI Guidelines would place a considerable burden on Ryland's resources and would involve a significant expense to Ryland. Because the Proposal does not provide any meaningful disclosure concerning the complexity and extent of the GRI Guidelines, the Company's stockholders will not understand the burden imposed on the Company from complying with the Proposal.

I note that a similar proposal was received from Calvert last year and we at that time chose to enter into a dialogue with Calvert about these issues to convince them that the Company is socially responsible and responsive to the items that would be addressed by the Proposal. We were not successful in that regard and after those discussions concluded we no longer could object to the Proposal because of timing under applicable SEC Rules. Accordingly, we went forward and included the Proposal even though we believed it was vague and misleading (and indicated as such in our comments in our Proxy Statement). We do not intend to engage in any discussions with Calvert this year and therefore would like the Proposal excluded and therefore respectfully request the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement if the Proposal is in fact excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

/s/ Timothy J. Geckle

Timothy J. Geckle
Senior Vice President, Secretary and General Counsel

cc: Calvert Asset Management Company, Inc.

Development Reporting project revealed that the content of GRI guidelines covers more than 80% of the issues mentioned in the various questionnaires of the sustainability rating agencies.

BE IT RESOLVED, we request that Ryland Group, Inc. prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information. This report shall be made available to shareholders and employees, 6 months after the company's 2005 annual general meeting of shareholders.

Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

December 8, 2004

Timothy J. Geckle
Senior Vice President, General Counsel and Secretary
Ryland Group, Inc.
24025 Park Sorrento #400
Calabasas, California 91302

Dear Mr. Geckle:

Calvert Asset Management Company, Inc., a registered investment advisor, provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 18 socially responsible mutual funds. Calvert currently has over $10 billion in assets under management. Four of our mutual funds own shares of Ryland Group, Inc.

The Calvert Social Index Fund holds 324 shares of common stock in Ryland Group, Inc. as of close of business on December 8, 2004. This Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, 324 shares have been held by the Fund for at least one year. The Fund intends to own shares in Ryland Group, Inc. through the 2005 annual meeting of shareholders. Please note that these shares are in the custody of State Street Bank, the Fund's custodian, and as such, is the holder of record of the shares (supporting documentation enclosed).

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Calvert filed the same resolution last year and as of this date we have no indication that Ryland Group plans to increase its corporate social responsibility reporting. Ryland Group's lack of social and environmental disclosure prompted our initial inquiry. If prior to the annual meeting you agree to report on the company's social and environmental performance, we believe that this resolution would be unnecessary.

An Ameritas Acacia Company

William M. Tartikoff
Senior Vice President
and General Counsel

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4881
301.657.7014 (fax)
bill.tartikoff@calvert.com
www.calvert.com

Please direct any correspondence to Stu Dalheim, Social Research Analyst, at (301) 961-4762 or stu.dalheim@calvert.com. I appreciate your attention to this matter and look forward to working with you.

Sincerely,

William M. Tartikoff

cc: Joseph Keefe, Sr. VP, Strategic Social Policy, Calvert Group.
Nikki Daruwala, Manager, Advocacy & Social Policy, Calvert Group.

5302

#4597

Calvert Asset Management's resolution to disclose the company's social, environmental, and economic performance

WHEREAS:

Ryland Group, Inc. has homebuilding operations that significantly affect a variety of stakeholders, including employees, shareholders, and local community members. The company does not currently comprehensively disclose its social and environmental performance, however, and stakeholders do not have access to information on these vital issues.

There are significant long-term financial benefits to corporations that have high levels of transparency. For example, a recent study (Sibson Consulting and Spencer Stuart) found that companies with higher levels of disclosure on their governance practices have higher returns than less transparent companies. Likewise, an October 2002 study (Standard & Poors) concludes that markets pay a premium for companies that have higher levels of information disclosure. Social investors, the fastest growing class of investors, additionally find that social and environmental disclosure is material to overall financial value. Moreover, companies that do not provide such disclosure face the risk of being sued by their shareholders or fined, as well as face the increased risks of penalties from regulatory bodies, for nondisclosure.

Increased disclosure is becoming the corporate norm among larger corporations, and a growing population of institutional investors believes that increased disclosure is best captured in a sustainability report formatted in accordance with Global Reporting Initiative (GRI) guidelines.

GRI (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines, created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility).

The Guidelines provide a flexible system for sustainability reporting that permits a company to use an "incremental approach" where a company may omit some content requested by the Guidelines but "base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time."

GRI reports can directly benefit a company by saving time and money in responding to dozens of questionnaires from social institutions and investors, in addition to improving reputation, raising staff morale, and enhancing stakeholder relations. An analysis carried out by the Sustainable Development Reporting project revealed that the content of GRI guidelines covers more than 80% of the issues mentioned in the various questionnaires of the sustainability rating agencies.

BE IT RESOLVED, we request that Ryland Group, Inc. prepare a GRI-based sustainability report at a reasonable cost, which may exclude confidential information. This report shall be made available to shareholders and employees, 6 months after the company's 2005 annual general meeting of shareholders.

October 30, 2003

R. Chad Dreier
Chairman, President, and CEO
Ryland Group, Inc.
24025 Park Sorrento #400
Woodland Hills, CA 91367

Dear Mr. Dreier:

Calvert Asset Management Company, Inc. ("CAMCO") is the investment advisor for the Calvert Family of Funds and a subsidiary of Calvert Group, Ltd. Calvert is one of the largest families of socially-responsible mutual funds in the United States, with 28 separate portfolios, $9.3 billion in assets under management, and 375,000 shareholders.

The Calvert Social Index Fund holds 1,600 shares of common stock in Ryland Group, Inc. as of close of business on Thursday, October 30, 2003. This Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, 100 shares have been held by the Fund for at least one year. The Fund intends to own shares in Ryland Group, Inc. through the 2004 annual meeting of shareholders. Please note that these shares are in the custody of State Street Bank, the Fund's custodian, and as such, is the holder of record of the shares (supporting documentation enclosed).

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Calvert recently requested information about your company's plans for increasing its corporate social responsibility reporting. Ryland Group's lack of social and environmental disclosure prompted our inquiry. As of this date, we have not received a reply to our letter, but are still willing to discuss your response. If prior to the annual meeting you agree to the criteria outlined in the resolution, we believe that this resolution would be unnecessary.

Please direct any correspondence to Jennifer Woofter, Social Research Associate, at (301) 961-4759 or jennifer.woofter@calvert.com. I appreciate your attention to this matter and look forward to working with you.

Sincerely,

Daniel Hayes
Vice President
Calvert Asset Management Company, Inc.

Enclosures

Cc: Joe Keefe, Senior Advisor for Strategic Social Policy, Calvert
Nikki Daruwala, Shareholder Advocacy Coordinator, Calvert

#4597

Calvert Asset Management's resolution to disclose the company's social, environmental, and economic performance

WHEREAS:

Ryland Group, Inc. has homebuilding operations that significantly affect a variety of stakeholders, including employees, shareholders, and local community members. The company does not currently comprehensively disclose its social and environmental performance, however, and stakeholders do not have access to information on these vital issues.

There are significant long-term financial benefits to corporations that have high levels of transparency. For example, a recent study (Sibson Consulting and Spencer Stuart) found that companies with higher levels of disclosure on their governance practices have higher returns than less transparent companies. Likewise, an October 2002 study (Standard & Poors) concludes that markets pay a premium for companies that have higher levels of information disclosure. Social investors, the fastest growing class of investors, additionally find that social and environmental disclosure is material to overall financial value. Moreover, companies that do not disclose face the risk of being sued by their shareholders or fined by facing increased risks of penalties from regulatory bodies, for nondisclosure.

Increased disclosure is becoming the corporate norm among larger corporations, and a growing population of institutional investors believes that increased disclosure is best captured in a sustainability report formatted in accordance with Global Reporting Initiative (GRI) guidelines. To date, 318 companies in 26 countries have used the Guidelines in shaping their sustainability reports.

GRI (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines, created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility).

The Guidelines provide a flexible system for sustainability reporting that permits a company to use an "incremental approach" where a company may omit some content requested by the Guidelines but "base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time."

GRI reports can directly benefit a company by saving time and money in responding to dozens of questionnaires from social institutions and investors, in addition to improving reputation, raising staff morale, and enhancing stakeholder relations. An analysis carried out by the Sustainable Development Reporting project revealed that the content of GRI

October 30, 2003

R. Chad Dreier
Chairman, President, and CEO
Ryland Group, Inc.
24025 Park Sorrento #400
Woodland Hills, CA 91367

Dear Mr. Dreier:

Calvert Asset Management Company, Inc. ("CAMCO") is the investment advisor for the Calvert Family of Funds and a subsidiary of Calvert Group, Ltd. Calvert is one of the largest families of socially-responsible mutual funds in the United States, with 28 separate portfolios, $9.3 billion in assets under management, and 375,000 shareholders.

The Calvert Social Index Fund holds 1,600 shares of common stock in Ryland Group, Inc. as of close of business on Thursday, October 30, 2003. This Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, 100 shares have been held by the Fund for at least one year. The Fund intends to own shares in Ryland Group, Inc. through the 2004 annual meeting of shareholders. Please note that these shares are in the custody of State Street Bank, the Fund's custodian, and as such, is the holder of record of the shares (supporting documentation enclosed).

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Calvert recently requested information about your company's plans for increasing its corporate social responsibility reporting. Ryland Group's lack of social and environmental disclosure prompted our inquiry. As of this date, we have not received a reply to our letter, but are still willing to discuss your response. If prior to the annual meeting you agree to the criteria outlined in the resolution, we believe that this resolution would be unnecessary.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Ryland Group, Inc.
Incoming letter dated December 21, 2004

The proposal requests that Ryland prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines.

There appears to be some basis for your view that Ryland may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Ryland omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Adviser